SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: October 29, 2007	By:	Signed: Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release:	Immediate, October 29, 2007
CANADIAN PACIFIC POSTS STRONG THIRD QUARTER EARNINGS
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its third-quarter results today. Net income improved 34 per cent in 2007 to $219 million compared with $164 million in 2006. In the third quarter, diluted earnings per share increased 36 per cent over 2006 to $1.41 from $1.04. Excluding the impact of foreign exchange gains and losses on long-term debt and other specified items, diluted EPS increased 15 per cent.
SUMMARY OF THIRD-QUARTER 2007 COMPARED WITH THIRD-QUARTER 2006
•	Income before foreign exchange gains and losses on long-term debt and other specified items increased 12 per cent to $190 million from $170 million.

•	Diluted earnings per share increased 15 per cent to $1.23 from $1.07 (excluding foreign exchange gains and losses on long-term debt and other specified items).

•	Operating ratio improved to 72.9 per cent from 74.0 per cent.

•	Total revenues increased three per cent to $1.2 billion.
“CP posted strong results for this quarter, and we delivered these results in the face of a strengthening Canadian dollar and increasing fuel costs,” said Fred Green, President and Chief Executive Officer of Canadian Pacific. “We moved record volumes in the quarter and with the recent acquisition of Dakota Minnesota & Eastern Railroad (DM&E), the largest regional railroad in the U.S., we are well-positioned to continue our growth.”
Freight revenues improved two per cent, with growth in both coal and intermodal of seven per cent and in grain revenue, of six per cent. Industrial and consumer products and automotive revenues were also up slightly. These gains were partially offset by decreases in forest products of 21 per cent and sulphur and fertilizers of four per cent.
Workload, measured by gross ton-miles (GTMs), increased five per cent over 2006, while operating expenses increased less than two per cent to $866 million. This included a 15 per cent increase in fuel expense due primarily to increased refining margins and a 12 per cent increase in equipment rents due to lower offline car hire receipts and additional locomotives required to move higher freight volumes. These increases were partially offset by a six per cent decrease in compensation and benefits costs as a result of lower incentive compensation and a settlement gain related to a post-retirement benefit liability in the third quarter of 2007, partially offset by inflation.
Other specified items in the third quarter reflect a charge for an estimated fair value adjustment of $21 million ($15 million after tax) related to investments in Canadian third party asset-backed commercial paper (ABCP).
SUMMARY OF FIRST NINE MONTHS 2007 COMPARED WITH 2006
Net income for the first nine months of 2007 was $604 million compared with $651 million in 2006, a decrease of seven per cent due mainly to a $176 million reduction in future income tax expense as a result of changes in Canadian federal and provincial tax legislation which were included in the 2006 results and a $21 million charge taken in the third-quarter of 2007 to reflect the change in the estimated fair value of ABCP. This was partially offset by higher operating income and increased foreign exchange gains on long-term debt in 2007. Diluted earnings per share was $3.87 in the first nine months of 2007 compared with $4.09 for the same period in 2006, but excluding foreign exchange gains on long-term debt and other specified items was $3.13 for the first three quarters in 2007 compared with $2.79 for the first three quarters of 2006.
Freight revenues increased four per cent to $3.4 billion and operating expenses increased three per cent to $2.7 billion.
EXCLUDING FOREIGN EXCHANGE GAINS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
•	Income increased nine per cent to $488 million from $447 million.

•	Diluted earnings per share grew 12 per cent to $3.13 from $2.79.

•	Operating ratio improved 60 basis points to 75.6 per cent from 76.2 per cent.
2007 OUTLOOK
“CP has delivered growth of 12 per cent year-to-date on our adjusted diluted EPS through execution excellence and focused expense control,” said Mike Lambert, Chief Financial Officer. “But we see ongoing challenges with the strengthening Canadian dollar and fuel price pressures. As a result, our expectations for adjusted diluted EPS for the full year 2007 are at the lower end of our growth target range of $4.30 to $4.45 or nine to 13 per cent. The stronger Canadian dollar will also impact revenues, and we expect to be just below our target of four to six per cent revenue growth for 2007.”
Free cash is expected to exceed $300 million in 2007. This outlook assumes oil prices in 2007 averaging US$69 per barrel (US$84 per barrel in the fourth quarter) and an average currency exchange rate of $1.08 per U.S. dollar (US$0.92) for the full year 2007 and $0.98 per U.S. dollar (US$1.02) in the fourth quarter. This is a revision to our previous assumptions which were oil prices averaging US$65 per barrel and an average exchange rate of $1.10 per U.S. dollar (US$0.90) in 2007.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange gain on long-term debt of $64 million ($43 million after tax) in the third quarter of 2007, compared with a foreign exchange loss on long-term debt of $2 million ($6 million after tax) in the third quarter of 2006.
For the first nine months of 2007, CP had a foreign exchange gain on long-term debt of $162 million ($114 million after tax) compared with a foreign exchange gain of $45 million ($28 million after tax) in the first nine months of 2006. There was a future income tax benefit of $17 million in the first nine months of 2007 and a future income tax benefit of $176 million in the first nine months of 2006.
At September 30, 2007 CP held investments in ABCP with an original cost of $144 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (DBRS), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has adjusted the estimated fair value of the investment and taken a charge in the third quarter of $21 million ($15 million after tax) and classified its ABCP as long-term investments.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.
RESTATEMENT OF THIRD-QUARTER 2006 FINANCIAL STATEMENTS
As a result of the adoption of EIC162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended September 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $2.2 million, an increase in “Net income” of $2.1 million and an increase in basic and diluted earnings per share of $0.02. Basic and diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items was increased by $0.01. The nine months ended September 30, 2006 have been restated with a decrease in “Compensation and benefits” expense of $0.6 million, an increase of “Net income” of $0.5 million and an increase in basic earnings per share of $0.01. Diluted earnings per share was increased by $0.02. There was no change to basic and diluted earnings per share excluding foreign exchange gains and losses on long-term debt and other specified items.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation impacts on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains and losses on long-term debt and other specified items is also referred to in this news release as “adjusted diluted EPS”.
Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding the reclassification of ABCP, and dividends. Free cash excludes the reclassification of ABCP as this reflects a change in presentation for accounting purposes and does not in itself result in a change in cash flow.
Earnings that exclude the foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:
Media Leslie Pidcock Tel.: (403) 319-6878 e-mail: leslie_pidcock@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 e-mail: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Revenues
Freight	$1,147.6	$1,122.2
Other	40.3	29.1

	1,187.9	1,151.3

Operating expenses

Compensation and benefits	313.5	332.4
Fuel	185.6	161.3
Materials	49.6	47.1
Equipment rents	49.6	44.4
Depreciation and amortization	118.0	115.6
Purchased services and other	149.9	151.4

	866.2	852.2

Operating income	321.7	299.1

Other charges (Note 4)	8.1	6.9
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange (gains) losses on long-term debt	(64.3)	1.5
Interest expense (Note 5)	44.9	48.8
Income tax expense (Note 6)	92.9	78.1

Net income	$218.6	$163.8

Basic earnings per share (Note 7)	$1.43	$1.05

Diluted earnings per share (Note 7)	$1.41	$1.04

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Revenues
Freight	$3,412.6	$3,275.8
Other	106.7	117.0

	3,519.3	3,392.8
Operating expenses

Compensation and benefits	975.8	1,005.4
Fuel	550.5	479.3
Materials	167.6	159.2
Equipment rents	162.4	133.4
Depreciation and amortization	355.7	348.2
Purchased services and other	448.6	458.8

	2,660.6	2,584.3

Operating income	858.7	808.5

Other charges (Note 4)	21.1	21.4
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange gains on long-term debt	(161.5)	(44.8)
Interest expense (Note 5)	140.9	144.7
Income tax expense (Note 6)	232.8	36.5

Net income	$603.9	$650.7

Basic earnings per share (Note 7)	$3.91	$4.13

Diluted earnings per share (Note 7)	$3.87	$4.09

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Comprehensive income

Net income	$218.6	$163.8

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(0.7)	(0.7)

Net change in gains on derivatives designated as cash flow hedges	(5.9)	—

Other comprehensive loss before income taxes	(6.6)	(0.7)

Income tax (expense) recovery	(2.5)	0.1

Other comprehensive loss (Note 12)	(9.1)	(0.6)

Comprehensive income	$209.5	$163.2

See notes to interim consolidated financial statements.

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Comprehensive income

Net income	$603.9	$650.7

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	(3.9)	(0.6)

Net change in gains on derivatives designated as cash flow hedges	(18.9)	—

Other comprehensive loss before income taxes	(22.8)	(0.6)

Income tax expense	(3.8)	(3.1)

Other comprehensive loss (Note 12)	(26.6)	(3.7)

Comprehensive income	$577.3	$647.0

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Assets
Current assets
Cash and cash equivalents	$339.2	$124.3
Accounts receivable and other current assets	608.7	615.7
Materials and supplies	187.6	158.6
Future income taxes	116.6	106.3

	1,252.1	1,004.9

Investments (Note 9)	179.7	64.9
Net properties	9,107.5	9,122.9
Other assets and deferred charges	1,262.2	1,223.2

Total assets	$11,801.5	$11,415.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,018.6	$1,002.6
Income and other taxes payable	44.3	16.0
Dividends payable	34.5	29.1
Long-term debt maturing within one year	30.9	191.3

	1,128.3	1,239.0

Deferred liabilities	714.1	725.7
Long-term debt (Note 10)	2,896.4	2,813.5
Future income taxes	1,901.6	1,781.2

Shareholders’ equity
Share capital (Note 11)	1,187.2	1,175.7
Contributed surplus	40.6	32.3
Accumulated other comprehensive income (Note 12)	53.8	66.4
Retained income	3,879.5	3,582.1

	5,161.1	4,856.5

Total liabilities and shareholders’ equity	$11,801.5	$11,415.9

Commitments and contingencies (Note 18).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Operating activities
Net income	$218.6	$163.8
Add (deduct) items not affecting cash:
Depreciation and amortization	118.0	115.6
Future income taxes	72.1	72.7
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange (gains) losses on long-term debt	(64.3)	1.5
Amortization of deferred charges	3.0	4.5
Restructuring and environmental remediation payments	(13.8)	(18.6)
Other operating activities, net	(14.2)	(32.4)
Change in non-cash working capital balances related to operations	0.5	(28.8)

Cash provided by operating activities	341.4	278.3

Investing activities
Additions to properties	(206.0)	(220.2)
(Additions) reductions to investments and other assets (Note 14)	(4.9)	63.9
Net proceeds from disposal of transportation properties	0.8	(2.8)
Reclassification of Canadian third party asset-backed commercial paper (Note 9)	(143.6)	—

Cash used in investing activities	(353.7)	(159.1)

Financing activities
Dividends paid	(34.8)	(29.5)
Issuance of CP Common Shares	4.1	3.1
Purchase of CP Common Shares	(3.0)	(83.3)
Repayment of long-term debt	(6.9)	(7.4)

Cash used in financing activities	(40.6)	(117.1)

Cash position
(Decrease) increase in cash and cash equivalents	(52.9)	2.1
Cash and cash equivalents at beginning of period	392.1	44.3

Cash and cash equivalents at end of period	$339.2	$46.4

See notes to interim consolidated financial statements.

     STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Operating activities
Net income	$603.9	$650.7
Add (deduct) items not affecting cash:
Depreciation and amortization	355.7	348.2
Future income taxes	168.3	2.3
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange gains on long-term debt	(161.5)	(44.8)
Amortization of deferred charges	9.2	13.1
Restructuring and environmental remediation payments	(39.0)	(69.2)
Other operating activities, net	(16.0)	(30.0)
Change in non-cash working capital balances related to operations	(8.5)	(135.3)

Cash provided by operating activities	933.6	735.0

Investing activities
Additions to properties	(568.6)	(589.2)
Additions to investments and other assets (Note 14)	(16.6)	(21.1)
Net proceeds from disposal of transportation properties	9.3	79.1
Reclassification of Canadian third party asset-backed commercial paper (Note 9)	(143.6)	—

Cash used in investing activities	(719.5)	(531.2)

Financing activities
Dividends paid	(98.6)	(83.0)
Issuance of CP Common Shares	29.2	52.3
Purchase of CP Common Shares	(231.1)	(226.9)
Issuance of long-term debt (Note 10)	485.1	—
Repayment of long-term debt	(183.8)	(21.6)

Cash provided by (used in) financing activities	0.8	(279.2)

Cash position
Increase (decrease) in cash and cash equivalents	214.9	(75.4)
Cash and cash equivalents at beginning of period	124.3	121.8

Cash and cash equivalents at end of period	$339.2	$46.4

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the three months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Share capital
Balance, beginning of period	$1,182.0	$1,174.0

Shares issued under stock option plans	5.2	3.2

Shares purchased	—	(10.6)

Balance, end of period	1,187.2	1,166.6

Contributed surplus
Balance, beginning of period	38.7	115.5

Stock-based compensation expense related to stock option plans	1.9	2.3

Shares purchased	—	(65.8)

Balance, end of period	40.6	52.0

Accumulated other comprehensive income
Balance, beginning of period	62.9	64.4

Other comprehensive loss (Note 12)	(9.1)	(0.6)

Balance, end of period	53.8	63.8

Retained earnings
Balance, beginning of period	3,694.9	3,357.4

Net income for the period	218.6	163.8

Shares purchased	—	—

Dividends	(34.0)	(29.3)

Balance, end of period	3,879.5	3,491.9

Total accumulated other comprehensive income and retained earnings	3,933.3	3,555.7

Shareholders’ equity, end of period	$5,161.1	$4,774.3

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the nine months
	ended September 30
	2007	2006
		Restated
		(see Note 2)
	(unaudited)

Share capital
Balance, beginning of period	$1,175.7	$1,141.5

Shares issued under stock option plans	36.0	55.9

Shares purchased	(24.5)	(30.8)

Balance, end of period	1,187.2	1,166.6

Contributed surplus
Balance, beginning of period	32.3	245.1

Stock-based compensation expense related to stock option plans	8.3	8.1

Shares purchased	—	(201.2)

Balance, end of period	40.6	52.0

Accumulated other comprehensive income
Balance, beginning of period	66.4	67.5

Adjustment for change in accounting policy	14.0	—

Adjusted balance, beginning of period	80.4	67.5

Other comprehensive loss (Note 12)	(26.6)	(3.7)

Balance, end of period	53.8	63.8

Retained earnings
Balance, beginning of period	3,582.1	2,930.0

Adjustment for change in accounting policy (Note 2)	4.0	—

Adjusted balance, beginning of period	3,586.1	2,930.0

Net income for the period	603.9	650.7

Shares purchased	(206.6)	—

Dividends	(103.9)	(88.8)

Balance, end of period	3,879.5	3,491.9

Total accumulated other comprehensive income and retained earnings	3,933.3	3,555.7

Shareholders’ equity, end of period	$5,161.1	$4,774.3

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
1     Basis of presentation
These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2006 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards for financial instruments, hedges and comprehensive income. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.
CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.
Financial Instruments
From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Amortization is calculated using the effective interest rate for the instrument. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.
Transaction costs related to the issuance of long-term debt are added to the fair value of the related instrument on issue and are amortized to income in conjunction with the amortization of the instrument using the effective interest rate method.
Derivative financial and commodity instruments
Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.
Commencing from January 1, 2007 all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments will affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.
For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
1     Basis of presentation (continued)
In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.
The transitional date for the assessment of embedded derivatives was January 1, 2001.
2     New accounting policies
Financial instruments, hedging and comprehensive income
On January 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “Accumulated other comprehensive income”.
The impact of the adoption of these standards on January 1, 2007 was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.
The fair value of hedging instruments at January 1, 2007 was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’ effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long-term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statements as a result of the refinement of certain estimates used at the year end.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
2     New accounting policies (continued)
Stock-based compensation for employees eligible to retire before the vesting date
As a result of the adoption of EIC 162 “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” in December 2006, the comparative financial statements for the three months ended September 30, 2006 have been restated with a reduction in “Compensation and benefits” expense of $2.2 million, an increase in “Net income” of $2.1 million and an increase in basic and diluted earnings per share of $0.02. The comparative financial statements for the nine months ended September 30, 2006 have been restated with a decrease in “Compensation and benefits” expense of $0.6 million, an increase in “Net income” of $0.5 million and an increase in basic earnings per share of $0.01. Diluted earnings per share was increased by $0.02.
3     Future accounting changes
The CICA has issued the following accounting standards which will be effective for the Company from January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 1535 “Capital Disclosures” and Section 3031 “Inventories”.
Section 3862 “Financial Instruments – Disclosures” and Section 1535 “Capital Disclosures” will require the Company to provide additional disclosures relating to its financial instruments, including hedging instruments, and about the Company’s capital. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.
Section 3031 “Inventories” will provide guidance on the method of determining the cost of CP’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. CP currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures will also be required. It is not anticipated that the adoption of Section 3031 “ Inventories” will have a material impact to CP’s financial statements. Adoption of the new standard may be made on either a prospective basis or retroactively with restatement of prior comparative periods.
4     Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2007	2006	2007	2006

Amortization of discount on accruals recorded at present value	$2.0	$2.9	$6.2	$8.1
Other exchange losses	2.3	1.0	4.3	4.5
Loss on sale of accounts receivable	1.5	1.4	4.2	3.7
Losses (gains) on non-hedging derivative instruments	0.5	(0.3)	0.1	(0.4)
Other	1.8	1.9	6.3	5.5

Total other charges	$8.1	$6.9	$21.1	$21.4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
5     Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2007	2006	2007	2006

Interest expense	$51.5	$50.0	$152.6	$149.1
Interest income	(6.6)	(1.2)	(11.7)	(4.4)

Total interest expense	$44.9	$48.8	$140.9	$144.7

6     Income taxes
Cash taxes paid for the three months ended September 30, 2007 was $0.9 million (three months ended September 30, 2006 – $21.1 million). Cash taxes paid in the nine months ended September 30, 2007 was $8.9 million (nine months ended September 30, 2006 – $26.6 million).
7     Earnings per share
At September 30, 2007, the number of shares outstanding was 153.2 million (September 30, 2006 — 155.9 million).
Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.
Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.
The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2007	2006		2007	2006

Weighted average shares outstanding	153.2	156.7		154.3	157.8
Dilutive effect of stock options	1.8	1.6		1.6	1.8

Weighted average diluted shares outstanding	155.0	158.3		155.9	159.6

(in dollars)
Basic earnings per share	$1.43	$1.05	(1)	$3.91	$4.13	(1)
Diluted earnings per share	$1.41	$1.04	(1)	$3.87	$4.09	(1)

(1)	Restated

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
8     Restructuring and environmental remediation
At September 30, 2007, the provision for restructuring and environmental remediation was $260.3 million (December 31, 2006 – $309.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.
Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:
Three months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	July 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$163.6	0.5	(10.7)	1.5	(2.1)	$152.8
Other non-labour liabilities for exit plans	1.1	(0.2)	(0.1)	—	—	0.8

Total restructuring liability	164.7	0.3	(10.8)	1.5	(2.1)	153.6

Environmental remediation program	112.7	0.9	(3.0)	—	(3.9)	106.7

Total restructuring and environmental remediation liability	$277.4	1.2	(13.8)	1.5	(6.0)	$260.3

Three months ended September 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	July 1	Accrued		Amortization	Exchange	September 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$215.8	0.2	(14.2)	2.8	—	$204.6
Other non-labour liabilities for exit plans	1.8	0.2	(0.1)	0.1	—	2.0

Total restructuring liability	217.6	0.4	(14.3)	2.9	—	206.6

Environmental remediation program	128.2	1.0	(4.3)	—	0.1	125.0

Total restructuring and environmental remediation liability	$345.8	1.4	(18.6)	2.9	0.1	$331.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
8	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	(1.6)	(32.8)	4.7	(4.9)	$152.8
Other non-labour liabilities for exit plans	1.4	(0.2)	(0.2)	—	(0.2)	0.8

Total restructuring liability	188.8	(1.8)	(33.0)	4.7	(5.1)	153.6

Environmental remediation program	120.2	2.2	(6.0)	—	(9.7)	106.7

Total restructuring and environmental remediation liability	$309.0	0.4	(39.0)	4.7	(14.8)	$260.3

Nine months ended September 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	September 30
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(9.5)	(55.9)	8.0	(1.6)	$204.6
Other non-labour liabilities for exit plans	5.8	0.7	(4.4)	0.1	(0.2)	2.0

Total restructuring liability	269.4	(8.8)	(60.3)	8.1	(1.8)	206.6

Environmental remediation program	129.4	7.4	(8.9)	—	(2.9)	125.0

Total restructuring and environmental remediation liability	$398.8	(1.4)	(69.2)	8.1	(4.7)	$331.6

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
9	Investments

At September 30, 2007, the Company held Canadian third party asset-backed commercial paper (“ABCP”) with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007 an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCPs into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process. On October 16, 2007, it was announced that the committee expected that the restructuring would be completed on or before December 14, 2007. Through to December 14, 2007, by means of Extraordinary Resolutions of the various trusts that had issued ABCP, trading has ceased and investors have committed not to take any action that would precipitate an event of default.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.

The valuation technique used by the Company to estimate the fair value of its investments in ABCP incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. During the three and nine months ended September 30, 2007, this valuation resulted in a reduction of $21.5 million to the estimated fair value of the ABCP. The assumptions used in determining the estimated fair value reflect the public statements made by the pan-Canadian restructuring committee that it expects the ABCP will be converted into long-term floating rate notes with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. Assumptions have been made as to the long-term interest rates to be received from the long-term floating rate notes compared to the short term interest rate currently being accrued by the Company on the ABCP. Assumptions have also been made as to the amount of restructuring costs that the Company will bear.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.
10	Long-term debt

During the nine months ended September 30, 2007, the Company issued US$450 million of 5.95% 30 -year notes. The notes are unsecured, but carry a negative pledge.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
11	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2007	2006	2007	2006

Share capital, beginning of period	153.1	157.2	155.5	158.2
Shares issued under stock option plans	0.1	0.1	0.9	1.8
Shares purchased	—	(1.4)	(3.2)	(4.1)

Share capital, end of period	153.2	155.9	153.2	155.9

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under this filing, share purchases could have been made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. Of the 3.9 million shares authorized for purchase under this filing, 3.4 million were purchased in 2006 at an average price per share of $56.66 and 0.2 million shares were purchased during the three months ended March 31, 2007 at an average price per share of $64.11.

In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.7 million shares were purchased at an average price per share of $73.64.

In addition, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007 at an average price of $63.12.

For the three months ended September 30, 2007, there were no shares purchased (2006 — 1.4 million shares were purchased at an average price per share of $53.85) and for the nine months ended September 30, 2007, 3.2 million shares were purchased at an average price per share of $71.99 (2006 — 4.1 million shares were purchased at an average price per share of $55.93). For the three months ended September 30, 2007, certain share purchases were settled for $3.0 million.

The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended September 30
	2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$29.8	$(4.6)	$25.2

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(30.5)	—	(30.5)

Realized gain on cash flow hedges settled in the period	(3.1)	1.1	(2.0)

Decrease in unrealized holding gains on cash flow hedges	(2.7)	1.0	(1.7)

Realized loss on cash flow hedges settled in prior periods	(0.1)	—	(0.1)

Other comprehensive loss	$(6.6)	$(2.5)	$(9.1)

	For the three months ended September 30
	2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(0.8)	$0.1	$(0.7)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	0.1	—	0.1

Other comprehensive loss	$(0.7)	$0.1	$(0.6)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

	For the nine months ended September 30
	2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$67.5	$(10.4)	$57.1

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(71.4)	—	(71.4)

Realized gain on cash flow hedges settled in the period	(11.2)	3.9	(7.3)

Decrease in unrealized holding gains on cash flow hedges	(9.2)	3.2	(6.0)

Realized loss on cash flow hedges settled in prior periods	1.5	(0.5)	1.0

Other comprehensive loss	$(22.8)	$(3.8)	$(26.6)

	For the nine months ended September 30
	2006
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$19.8	$(3.1)	$16.7

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(20.4)	—	(20.4)

Other comprehensive loss	$(0.6)	$(3.1)	$(3.7)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:

Three months ended September 30, 2007

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$267.2	$25.2	$292.4

Foreign exchange on net investment in U.S. subsidiaries	(209.4)	(30.5)	(239.9)

Increase (decrease) in unrealized effective gains of cash flow hedges	9.3	(3.7)	5.6

Unrealized loss on settled hedge instruments	(4.2)	(0.1)	(4.3)

Accumulated other comprehensive income	$62.9	$(9.1)	$53.8

Three months ended September 30, 2006

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$255.5	$(0.7)	$254.8

Foreign exchange on net investment in U.S. subsidiaries	(191.1)	0.1	(191.0)

Accumulated other comprehensive income	$64.4	$(0.6)	$63.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

Nine months ended September 30, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	Sept. 30,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$57.1	$292.4

Foreign exchange on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(71.4)	(239.9)

Increase (decrease) in unrealized effective gains of cash flow hedges	—	18.9	18.9	(13.3)	5.6

Unrealized loss on settled hedge instruments	—	(5.3)	(5.3)	1.0	(4.3)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(26.6)	$53.8

Nine months ended September 30, 2006

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	Sept. 30,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.1	$16.7	$254.8

Foreign exchange on net investment in U.S. subsidiaries	(170.6)	(20.4)	(191.0)

Accumulated other comprehensive income	$67.5	$(3.7)	$63.8

During the next twelve months, the Company expects $9.7 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
13	Fair value of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables

Accounts receivable and other current assets — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market based inputs.

Financial liabilities

Accounts payable and accrued liabilities and short-term borrowings — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.

Available for sale

Investments — The Company’s equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established. These investments are not traded on a liquid market.

Held for trading

Other assets and deferred charges and Deferred liabilities — Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — ABCP is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $2,916.3 million and a fair value of approximately $3,056.2 million at September 30, 2007.
14	Additions to investments and other assets

Additions to investment and other assets includes the acquisition of $2.6 million in freight car assets for the three month period ended September 30, 2007 and $14.5 million for the nine month period ended September 30, 2007. These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution. For the three months ended September 30, 2006, $46.0 million in assets were acquired and $109.4 million were sold; and for the nine months ended September 30, 2006, $132.5 million in assets were acquired and $109.4 million sold. No gains or losses were incurred in these sale and leaseback arrangements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
15	Stock-based compensation

In 2007, under CP’s stock option plans, the Company issued 1,304,200 options to purchase Common Shares at the weighted average price of $62.60 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 434,250 stock appreciation rights were issued at the weighted average exercise price of $62.60.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,815,494	$38.50	7,971,917	$32.07
New options granted	1,304,200	62.60	1,446,300	57.72
Exercised	(934,381)	31.99	(1,842,317)	28.37
Forfeited/cancelled	(165,855)	36.16	(280,795)	39.82

Outstanding, September 30	7,019,458	$43.90	7,295,105	$37.79

Options exercisable at September 30	4,068,654	$34.08	3,419,305	$29.59

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
15	Stock-based compensation (continued)

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CP used the fair value method for options granted between January 1, 2002, and December 31, 2002, CP’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2007	2006	2007	2006
			Restated		Restated

Net income (in millions)	As reported	$218.6	$163.8	$603.9	$650.7
	Pro forma	$218.6	$163.8	$603.9	$650.5

Pro forma basic and diluted earnings per share are unchanged from the amounts disclosed in the Statement of Consolidated Income.

Under the fair value method, the fair value of options at the grant date was $11.3 million for options issued in the first nine months of 2007 (first nine months of 2006 – $12.3 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2007	2006

Expected option life (years)	4.00	4.50
Risk-free interest rate	3.90%	4.07%
Expected stock price volatility	22%	21%
Expected annual dividends per share	$0.90	$0.75
Weighted average fair value of options granted during the year	$12.97	$12.98

16	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended September 30, 2007, was $15.9 million (three months ended September 30, 2006 – $29.2 million) and for the nine months ended September 30, 2007, was $68.6 million (nine months ended September 30, 2006 – $88.7 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
17	Significant customers

During the first nine months of 2007, one customer comprised 11.6% of total revenue (first nine months of 2006 – 11.7%). At September 30, 2007, that same customer represented 6.0% of total accounts receivable (September 30, 2006 – 5.3%).

18	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2007, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At September 30, 2007, the Company had multi-year capital commitments of $455.4 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2007 through 2016.

Operating lease commitments

At September 30, 2007, minimum payments under operating leases were estimated at $588.9 million in aggregate, with annual payments in each of the next five years of: remainder of 2007 – $32.8 million; 2008 – $109.5 million; 2009 – $78.7 million; 2010 – $62.8 million; 2011 – $55.5 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $385.4 million at September 30, 2007. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2007, these accruals amounted to $7.0 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(unaudited)
19	Subsequent Event

Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of Dakota, Minnesota & Eastern Railroad Corporation and its subsidiaries (DM&E), a Class II railroad with approximately 2,500 miles of track in the U.S. Midwest, for a purchase price of approximately US$1.5 billion, including acquisition costs.

Future contingent payments of up to US$1.05 billion, may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the Powder River Basin and the achievement of certain traffic volume targets. Any contingent payments that may be made would be recorded as additional goodwill. The acquisition has been financed with cash on hand and debt. On October 4, 2007, the Company drew down US$1.27 billion from an eighteen-month US$1.80 billion credit agreement entered into in October 2007 specifically to fund the acquisition of DM&E. The credit facility bears interest at a variable rate based on London Interbank Offered Rate (“LIBOR”).

The purchase is subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust and are administered by an independent trustee. The Company anticipates that the STB will complete its review and provide a final ruling during 2008. During the review period, the investment in the DM&E will be accounted for on an equity basis.

If the proposed transaction is approved by the STB, the acquisition will be accounted for using the purchase method of accounting. Under this method, the Company will prepare its consolidated financial statements reflecting a line-by-line consolidation of DM&E and the allocation of the purchase price to acquire DM&E to the fair values of their assets and liabilities.

The Company is in the process of obtaining third-party valuations of certain assets. Accordingly, the allocation of the purchase price has not been determined.

Summary of Rail Data

Third Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%
				Financial (millions, except per share data)
				Revenues
$1,147.6	$1,122.2	$25.4	2.3	Freight revenue	$3,412.6	$3,275.8	$136.8	4.2
40.3	29.1	11.2	38.5	Other revenue	106.7	117.0	(10.3)	(8.8)

1,187.9	1,151.3	36.6	3.2		3,519.3	3,392.8	126.5	3.7

				Operating Expenses
313.5	332.4	(18.9)	(5.7)	Compensation and benefits	975.8	1,005.4	(29.6)	(2.9)
185.6	161.3	24.3	15.1	Fuel	550.5	479.3	71.2	14.9
49.6	47.1	2.5	5.3	Materials	167.6	159.2	8.4	5.3
49.6	44.4	5.2	11.7	Equipment rents	162.4	133.4	29.0	21.7
118.0	115.6	2.4	2.1	Depreciation and amortization	355.7	348.2	7.5	2.2
149.9	151.4	(1.5)	(1.0)	Purchased services and other	448.6	458.8	(10.2)	(2.2)

866.2	852.2	14.0	1.6		2,660.6	2,584.3	76.3	3.0

321.7	299.1	22.6	7.6	Operating income	858.7	808.5	50.2	6.2
8.1	6.9	1.2	17.4	Other charges	21.1	21.4	(0.3)	(1.4)
44.9	48.8	(3.9)	(8.0)	Interest expense	140.9	144.7	(3.8)	(2.6)
78.4	73.7	4.7	6.4	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	209.0	195.9	13.1	6.7

190.3	169.7	20.6	12.1	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	487.7	446.5	41.2	9.2

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
(64.3)	1.5	(65.8)	—	FX on LTD	(161.5)	(44.8)	(116.7)	—
21.0	4.4	16.6	—	Income tax on FX on LTD (3)	47.4	16.6	30.8	—

(43.3)	5.9	(49.2)	—	FX on LTD (net of tax)	(114.1)	(28.2)	(85.9)	—

				Other specified items
21.5	—	21.5	—	Change in estimated fair value of Canadian third party asset-backed commercial paper (ABCP)	21.5	—	21.5	—
(6.5)	—	(6.5)	—	Income tax on change in estimated fair value of ABCP	(6.5)	—	(6.5)	—

15.0	—	15.0	—	Change in estimated fair value of ABCP (net of tax)	15.0	—	15.0	—
—	—	—	—	Income tax benefits due to Federal / Provincial income tax rate reductions	(17.1)	(176.0)	158.9	—

$218.6	$163.8	$54.8	33.5	Net income	$603.9	$650.7	$(46.8)	(7.2)

				Earnings per share (EPS)
$1.43	$1.05	$0.38	36.2	Basic earnings per share	$3.91	$4.13	$(0.22)	(5.3)
$1.41	$1.04	$0.37	35.6	Diluted earnings per share	$3.87	$4.09	$(0.22)	(5.4)

				EPS before FX on LTD and other specified items (2)
$1.24	$1.08	$0.16	14.8	Basic earnings per share	$3.16	$2.83	$0.33	11.7
$1.23	$1.07	$0.16	15.0	Diluted earnings per share	$3.13	$2.79	$0.34	12.2

153.2	156.7	(3.5)	(2.2)	Weighted average number of shares outstanding (millions)	154.3	157.8	(3.5)	(2.2)

155.0	158.3	(3.3)	(2.1)	Weighted average number of diluted shares outstanding (millions)	155.9	159.6	(3.7)	(2.3)
72.9	74.0	(1.1)	—	Operating ratio (2)(4)(%)	75.6	76.2	(0.6)	—
10.4	10.2	0.2	—	ROCE before FX on LTD and other specified items (after tax) (2)(4) (%)	10.4	10.2	0.2	—
33.4	37.5	(4.1)	—	Net debt to net debt plus equity (%)	33.4	37.5	(4.1)	—

$313.6	$292.2	$21.4	7.3	EBIT before FX on LTD and other specified items (2)(4) (millions)	$837.6	$787.1	$50.5	6.4
$431.6	$407.8	$23.8	5.8	EBITDA before FX on LTD and other specified items (2)(4) (millions)	$1,193.3	$1,135.3	$58.0	5.1

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes.

	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.

	ROCE after tax):	Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.

	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2007	2006	Variance	%		2007	2006	Variance	%
				Commodity Data

				Freight Revenues (millions)
$237.8	$225.3	$12.5	5.5	- Grain	$681.4	$643.0	$38.4	6.0
148.7	139.0	9.7	7.0	- Coal	442.4	442.7	(0.3)	(0.1)
113.9	118.7	(4.8)	(4.0)	- Sulphur and fertilizers	380.8	317.3	63.5	20.0
68.0	86.0	(18.0)	(20.9)	- Forest products	214.3	245.2	(30.9)	(12.6)
159.3	156.7	2.6	1.7	- Industrial and consumer products	470.0	455.3	14.7	3.2
71.4	69.3	2.1	3.0	- Automotive	242.0	239.5	2.5	1.0
348.5	327.2	21.3	6.5	- Intermodal	981.7	932.8	48.9	5.2

$1,147.6	$1,122.2	$25.4	2.3	Total Freight Revenues	$3,412.6	$3,275.8	$136.8	4.2

				Millions of Revenue Ton-Miles (RTM)
7,614	7,142	472	6.6	- Grain	22,407	21,664	743	3.4
5,400	4,875	525	10.8	- Coal	15,817	14,664	1,153	7.9
4,967	5,023	(56)	(1.1)	- Sulphur and fertilizers	16,057	12,336	3,721	30.2
1,867	2,213	(346)	(15.6)	- Forest products	5,886	6,911	(1,025)	(14.8)
4,228	4,311	(83)	(1.9)	- Industrial and consumer products	12,538	12,814	(276)	(2.2)
566	529	37	7.0	- Automotive	1,850	1,878	(28)	(1.5)
7,907	6,770	1,137	16.8	- Intermodal	22,257	20,552	1,705	8.3

32,549	30,863	1,686	5.5	Total RTMs	96,812	90,819	5,993	6.6

				Freight Revenue per RTM (cents)
3.12	3.15	(0.03)	(1.0)	- Grain	3.04	2.97	0.07	2.4
2.75	2.85	(0.10)	(3.5)	- Coal	2.80	3.02	(0.22)	(7.3)
2.29	2.36	(0.07)	(3.0)	- Sulphur and fertilizers	2.37	2.57	(0.20)	(7.8)
3.64	3.89	(0.25)	(6.4)	- Forest products	3.64	3.55	0.09	2.5
3.77	3.63	0.14	3.9	- Industrial and consumer products	3.75	3.55	0.20	5.6
12.61	13.10	(0.49)	(3.7)	- Automotive	13.08	12.75	0.33	2.6
4.41	4.83	(0.42)	(8.7)	- Intermodal	4.41	4.54	(0.13)	(2.9)
3.53	3.64	(0.11)	(3.0)	Freight Revenue per RTM	3.53	3.61	(0.08)	(2.2)

				Carloads (thousands)
100.9	96.2	4.7	4.9	- Grain	281.4	277.8	3.6	1.3
70.7	65.9	4.8	7.3	- Coal	204.2	213.1	(8.9)	(4.2)
47.6	49.0	(1.4)	(2.9)	- Sulphur and fertilizers	159.1	129.6	29.5	22.8
28.1	32.9	(4.8)	(14.6)	- Forest products	88.1	104.3	(16.2)	(15.5)
78.0	78.3	(0.3)	(0.4)	- Industrial and consumer products	232.9	238.9	(6.0)	(2.5)
38.6	36.4	2.2	6.0	- Automotive	126.7	125.5	1.2	1.0
323.5	288.8	34.7	12.0	- Intermodal	923.0	866.1	56.9	6.6

687.4	647.5	39.9	6.2	Total Carloads	2,015.4	1,955.3	60.1	3.1

				Freight Revenue per Carload
$2,357	$2,342	$15	0.6	- Grain	$2,421	$2,315	$106	4.6
2,103	2,109	(6)	(0.3)	- Coal	2,167	2,077	90	4.3
2,393	2,422	(29)	(1.2)	- Sulphur and fertilizers	2,393	2,448	(55)	(2.2)
2,420	2,614	(194)	(7.4)	- Forest products	2,432	2,351	81	3.4
2,042	2,001	41	2.0	- Industrial and consumer products	2,018	1,906	112	5.9
1,850	1,904	(54)	(2.8)	- Automotive	1,910	1,908	2	0.1
1,077	1,133	(56)	(4.9)	- Intermodal	1,064	1,077	(13)	(1.2)
$1,669	$1,733	$(64)	(3.7)	Freight Revenue per Carload	$1,693	$1,675	$18	1.1

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2007	2006(1)	Variance	%		2007	2006(1)	Variance	%
				Operations and Productivity

62,177	59,102	3,075	5.2	Freight gross ton-miles (GTM) (millions)	184,218	174,215	10,003	5.7
32,549	30,863	1,686	5.5	Revenue ton-miles (RTM) (millions)	96,812	90,819	5,993	6.6
16,136	16,420	(284)	(1.7)	Average number of active employees	15,633	15,988	(355)	(2.2)
16,037	16,315	(278)	(1.7)	Number of employees at end of period	16,037	16,315	(278)	(1.7)

2.0	1.9	0.1	5.3	FRA personal injuries per 200,000 employee-hours	1.9	1.9	—	—
2.0	1.0	1.0	100.0	FRA train accidents per million train-miles	2.0	1.4	0.6	42.9

2.66	2.76	(0.10)	(3.6)	Total operating expenses per RTM (cents)	2.75	2.85	(0.10)	(3.5)
1.39	1.44	(0.05)	(3.5)	Total operating expenses per GTM (cents)	1.44	1.48	(0.04)	(2.7)
0.50	0.56	(0.06)	(10.7)	Compensation and benefits expense per GTM (cents)	0.53	0.58	(0.05)	(8.6)
3,853	3,599	254	7.1	GTMs per average active employee (000)	11,784	10,897	887	8.1

13,260	13,529	(269)	(2.0)	Miles of road operated at end of period (2)	13,260	13,529	(269)	(2.0)

23.8	25.1	(1.3)	(5.2)	Average train speed – AAR definition (mph)	23.5	25.1	(1.6)	(6.4)
20.1	19.9	0.2	1.0	Terminal dwell time – AAR definition (hours)	21.9	20.4	1.5	7.4
147.4	141.7	5.7	4.0	Car miles per car day	143.1	135.8	7.3	5.4
81.3	79.8	1.5	1.9	Average daily total cars on-line – AAR definition (000)	81.4	81.0	0.4	0.5

1.17	1.17	—	—	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.20	1.20	—	—
71.9	68.9	3.0	4.4	U.S. gallons of locomotive fuel consumed – total (millions) (3)	221.0	209.1	11.9	5.7

0.941	0.895	0.046	5.1	Average foreign exchange rate (US$/Canadian$)	0.897	0.884	0.013	1.5
1.063	1.118	(0.055)	(4.9)	Average foreign exchange rate (Canadian$/US$)	1.115	1.131	(0.016)	(1.4)

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting standard adopted in 2006 related to stock-based compensation for employees eligible to retire before the vesting date or have been updated to reflect new information.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.